BRF S.A.

A Public Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

Announcement to the Market

BRF S.A. (“BRF” or "Company") (BM&FBovespa: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 358, of January 3, 2002, announces that it has received notice from GIC Private Limited (“Notice” e “GIC”, respectively), in the name of investment funds and portfolios (“Portfolios”), under management of its economic group (“GIC Group”), informing that the Portfolios’ equity holdings in the Company were reduced and that on December 4, 2017 their aggregate equity interests dropped below 5% threshold of the total ordinary shares issued by the Company excluding stock on loan. Portfolios’ aggregated equity holdings added up to, on the date above mentioned, 40,618,045 ordinary shares totaling approximately 4.99% of the total ordinary shares issued by the Company excluding stock on loan.

GIC also stated that: (i) pursuant to Article 119 of the Regulation No. 6,404, dated 15 December 1976, as amended, that its legal representative in Brazil is Citibank

Distribuidora de Titulos e Valores Mobiliarios S.A., inscribed in the CNPJ/MF under No. 33.868.597/0001-40; (ii) the disposal of the above mentioned equity holdings is strictly for investment purposes and there is no intention to change the Company’s control nor composition of the administrative structure; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by GIC Group.

The Company enhances that it does not have a defined shareholding control, being its shares dispersed on the market in general.

The original of the Notification is filed at the Company’s headquarters.

São Paulo, December 6, 2017.

Lorival Nogueira Luz Jr.

Financial and Investor Relations Officer